Seguso Holdings, Inc.
3405 54th Drive W, #G102
Bradenton, FL  34210
(941) 753-7303

April 13, 2009

VIA EDGAR CORRESPONDENCE (RW WD)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Seguso Holdings, Inc. Registration Statement on Form SB-2 File Number: 333-122697

Ladies and Gentlemen:

Seguso Holdings, Inc. (the “Registrant”) hereby requests that its Rule 477 withdrawal request dated April 7, 2009, filed with the Securities and Exchange Commission be withdrawn.

If you have any questions with respect to this matter, please contact Elliot H. Lutzker, Esq., Phillips Nizer LLP at (212) 841-0707.

SEGUSO HOLDINGS, INC.

By:	/s/ Robert Seguso
Name:	Robert Seguso
Title:	President